SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 Amendment No. 1
                                       to
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            -------------------------

                        Blonder Tongue Laboratories, Inc.
                                (Name of Issuer)

                        Blonder Tongue Laboratories, Inc.
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   093698-10-8
                      (CUSIP Number of Class of Securities)

                                 James A. Luksch
                 Chairman, President and Chief Executive Officer
                        Blonder Tongue Laboratories, Inc.
                               One Jake Brown Road
                          Old Bridge, New Jersey 08857
                                 (732) 679-4000
           (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of the
                           Person(s) Filing Statement)

                                  May 17, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            Calculation of Filing Fee

       Transaction Valuation**                     Amount of Filing Fee
       -----------------------                     --------------------
            $6,000,000                                    $1,200

** Pursuant to Rule 0-11(b)(1), the transaction valuation was calculated based upon the maximum cash consideration which may be paid to stockholders of the issuer in the issuer tender offer.

[X} Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

     Amount previously paid: $1,200            Filing party:
     Form or Registration No.: Schedule 13E-4  Blonder Tongue Laboratories, Inc.
                                               Date filed:  May 17, 1999

       The Issuer Tender Offer Statement on Schedule 13E-4, dated as of May 17, 1999 (the "Issuer Tender Offer Statement"), relating to the offer by Blonder Tongue Laboratories, Inc. (the "Company") to purchase 750,000 shares (or such lesser number of shares as are properly tendered and not withdrawn) of its common stock, par value $.001 per share (the "Shares"), at a price not greater than $8.00 nor less than $6.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 1999, and in the related Letter of Transmittal, which together constitute the "Offer," is hereby amended to incorporate the additional information and exhibits set forth below.

ITEM 1. SECURITY AND ISSUER.

       The expiration date, proration period and withdrawal rights associated with the Offer have been extended to occur at 5:00 p.m., New York City time, on Tuesday, June 22, 1999. The Offer period has been extended in order to permit certain stockholders of the Company who failed to timely receive all of the documentation associated with the Offer more time to review such documentation. The Offer was originally scheduled to expire on Tuesday, June 15, 1999.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

       Item 9 is hereby amended to include the following additional exhibits:

       (a)(9) Form of Press Release issued by the Company dated May 24, 1999.

       (a)(10) Form of materials delivered to participants in the Company's 401(k) Plan.

                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-4 is true, complete and correct.



                                        BLONDER TONGUE LABORATORIES, INC.



                                        By: /s/ James A. Luksch
                                            ------------------------------------
                                            James A. Luksch
                                            Chairman, President and
                                            Chief Executive Officer



Dated: May 24, 1999

                                  EXHIBIT INDEX

Exhibit No.   Description

(a)(9)        Form of Press Release issued by the Company dated May 24, 1999.

(a)(10)       Form of materials delivered to participants in the Company's
              401(k) Plan.